FORM 4
             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See instruction 1(b).

      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
      of 1935 or Section 30(f) of the Investment Company Act of 1940

1.          Shwiff             Morris
          (Last)              (First)             (Middle)
         2646 Rodney Lane
     (Street)
           Dallas             Texas                75229
          (City)              (State)             (Zip)

2.     Arrow-Magnolia International, Inc.
     Issuer Name and Ticker or Trading Symbol

3.
     IRS or Social Security Number of Reporting Person (Voluntary)

4.   January 1998
     Statement for Month/Year

5.
     If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

       X       Director              X       10% Owner
       X       Officer (give                 Other (specify below)
               title below)

     Chairman of the Board and President

7.   Individual or Joint/Group Filing (Check Applicable Line)
               Form filed by One Reporting Person
               Form filed by More than One Reporting Person

        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                           OR BENEFICIALLY OWNED

1.   Title of Security:  Common Stock, par value $0.10

2.   Transaction Date (Month/Day/Year): 1/14/98

3.   Transaction Code:  Code S

4.   Securities Acquired (A) or Disposed of (D):

            10,000                  D           6.50
          Amount              (A) or (D)     Price

5.   Amount of Securities Beneficially Owned at End of Month:
     826,599

6.   Ownership Form:  Direct (D) or Indirect (I):  D

7.   Nature of Indirect Beneficial Ownership:

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        TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
        BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                          CONVERTIBLE SECURITIES)

1.   Title of Derivative Security:  Stock Option

2.   Conversion or Exercise Price of Derivative Security: $0.50

3.   Transaction Date (Month/Day/Year):  -

4.   Transaction Code:          -                 -
                              Code           Voluntary

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D):                 -                   -
                         (A)                 (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year):
         12/1/94                      12/1/2004
     Date Exercisable              Expiration Date

7.   Title and Amount of Underlying Securities:
        Common Stock                       169,400
          Title                    Amount or Number of Shares

8.   Price of Derivative Security:

9.   Number of derivative Securities Beneficially Owned at End of
     Month:    1

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect
     (I): D

11.  Nature of Indirect Beneficial Ownership:

Explanation of Responses:

                              /s/ Morris Shwiff
                             Signature of Reporting Person

                              February 10, 1998